September 19, 2024

Christopher Lapointe
Chief Financial Officer
SoFi Technologies, Inc.
234 1st Street
San Francisco, California 94105

       Re: SoFi Technologies, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 10-Q for the Quarterly Period Ended June 30, 2024
           Form 8-K Filed July 30, 2024
           File No. 001-39606
Dear Christopher Lapointe:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Period Ending December 31, 2023
Consolidated Results of Operations, page 98

1. Please revise future filings to enhance your quantitative and qualitative description of material changes from period to period, including where such changes within a line item offset one another. Refer to Item 303 of Regulation S-K. Examples of enhancements may include:
           narrative discussing changes over all periods presented. We note, for example, that narrative disclosures at the top of page 103 and bottom of 108 appear to only include discussion of changes from 2021 to 2022.
           quantification of the key factors impacting period over period changes, so that readers have context as to how much of the change is attributable to different factors discussed and the extent of offsetting amounts.
           additional granularity, where applicable, to understand any differences among material drivers or trends that apply to specific loan types. One example might be
 September 19, 2024
Page 2

           enhanced discussion by loan type for the components that aggregate
into    loan
           origination, sales, and securitizations    within noninterest
income.
             when discussing multiple key drivers (e.g., for noninterest income, noninterest expense, etc.), clear identification of the component line items to which different drivers relate.
             enhanced explanation tying trends to underlying causes. As one example only, disclosures on pages 102 and 109 note utilization and expansion of lead generation channels but do not provide context as to type or nature of the channels that have grown or been added.
Provision for Credit Losses
Analysis of Charge-offs, page 103

2. We note your tabular disclosure on page 103 providing the net charge-offs and ratio of net charge-offs to average loans by loan product for each period presented. Please revise your disclosures, in future filings, to provide a discussion of the factors that drove material changes in these numbers, or the related components, during all periods presented. Refer to Item 1405(b) of Regulation S-K. Ensure your revised disclosure includes, and quantifies where appropriate, consideration of the following:
           Clarification of what types of charge-offs are non-credit-related and the differences, if any, between factors impacting credit and non-credit related charge-off trends.
           Discussion of factors driving the changes in charge-off rates (e.g., delinquency rate trends, recovery amounts, etc.), by loan product.
Financial Services Segment, page 112

3. We note your tabular disclosure on page 93 regarding Financial Services products. Please revise future filings, here or elsewhere as appropriate, to more fulsomely explain whether and how changes in these numbers relate to or impact revenue and expense trends discussed within your Summary Results segment disclosures.
4. We note your disclosure, such as on page 87, that your Financial Services Segment primarily earns revenue from net interest income, referral fees, interchange fees, and brokerage fees. The last three of these appear to be aggregated into noninterest income in the table on page 112. In future filings, please include some quantitative measure(s) to indicate the proportion of noninterest income attributable to these different revenue streams.
5. Exhibit 99.1 of your 8-K dated July 30, 2024 discloses that assets under management have grown over 50% year-over-year. In future filings, including 10-Q and 10-K filings, please quantify assets under management for each period presented, and discuss any material changes in levels or composition.


Critical Accounting Policies and Estimates
Goodwill, page 123

6. For any reporting units that have recognized a goodwill impairment charge or are deemed
 September 19, 2024
Page 3

       to be at risk of an impairment charge, please revise your disclosures in future filings to quantify the amount of goodwill allocated to the reporting unit. Interest Rate Risk, page 124

7. We note your discussion of sensitivity analysis regarding interest rate changes, including disclosure of certain assumptions incorporated into your analysis (e.g., market expectations of interest rates, contractual cash flows, etc.). In future filings, please address the items below.
           Enhance your disclosures to discuss how any assumptions have changed from period to period, including changes to data sources used or material changes in judgements and determinations made by management as your modeling evolves.
           To the extent that management reviews sensitivity analyses for additional hypothetical changes in interest rates (e.g., 50 or 200 basis point changes in market interest rates, etc.), consider adding these other points to your tabular disclosure.
           To the extent that your ALCO or senior management receives information about and
           uses other metrics, such as economic value of equity (   EVE   ),
for purposes of
           managing or monitoring interest rate risk, consider expanding your disclosure to include discussion of those other metrics and how management uses them.
Consolidated Statements of Operations and Comprehensive Loss, page 132

8. We note that you present Provision for credit loss within noninterest expenses on the
       Consolidated Statements of Operations. We also note your disclosure on page 122 that the
       Company became a bank holding company during 2022. Please tell us how you considered presentation of your consolidated financial statements in accordance with
       Article 9 of Regulation S-X.
Notes to Consolidated Financial Statements
Note 1. Organization, Summary of Significant accounting Policies
Financial Guarantees, page 140

9. We note your disclosure, here and on page 171, that you entered into a credit default swap related to your student loans that meets the definition of a financial guarantee and is excluded from derivative accounting treatment. Please provide us with your accounting analysis supporting your accounting for this credit default swap. The response should include, but not be limited to, analysis addressing how this met the definition of a financial guarantee, why it is excluded from derivative accounting treatment, and how you determined that the insurance contract claim method should be applied. Include specific references to authoritative guidance you used in reaching your conclusions.
Note 7. Securitization and Variable Interest Entities, page 166

10. We note your disclosure that you had investments in 22 nonconsolidated VIEs as of
       December 31, 2023. In future filings, please enhance your footnote disclosures to ensure they address all aspects of ASC 810-10-50-4, including quantification of your maximum exposure to loss as a result of your involvement and a tabular comparison of carrying amounts and classification of assets and liabilities in your statement of financial position and maximum exposure to loss relating to your variable interests in the VIEs.
 September 19, 2024
Page 4

Form 8-K Filed July 30, 2024
Exhibit 99.1
Non-GAAP Financial Measures, page 13

11. We note your disclosure of adjusted EBITDA margin (pages 2, 7), incremental adjusted
       EBITDA (page 2), segment-level contribution margin (pages 4, 6), and incremental contribution profit margin (page 6). These appear to be non-GAAP measures and therefore subject to the guidance in Regulation G and Item 10(e) of Regulation S-K.
       Please revise future filings to explain how management uses these measures, why management believes they are useful to investors, how they are calculated, and to provide a reconciliation to the closest comparable GAAP measure. To the extent that you reference such measures in 10-K or 10-Q filings, please make the same future revisions.
       In this regard, we note your reference to segment-level contribution margin on pages 85 and 87 of your 2023 Form 10-K and on page 61 of your Form 10-Q for the fiscal quarter ended June 30, 2024.
Form 10-Q for the Quarterly Fiscal Period Ended June 30, 2024
Note 4. Loans, page 16

12. We note that senior secured loans appear to have grown to 80% of total loans held for investment at amortized cost, 18.6% of total loans held for investment, and 6.9% of total loans as of June 30, 2024. In future filings, please revise your disclosures, in an appropriate location, to provide an expanded discussion of your senior secured loans that more fully describes the borrower population, underlying collateral characteristics, and typical duration of the loans.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Marc Thomas at 202-551-3452 or Cara Lubit at 202-551-5909 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance